Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2012

On March 28, 2013, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2012, and all four agendas listed below were approved as originally proposed.

Agenda:

1)	Approval of Financial Statements for the fiscal year 2012

(January 1, 2012 ~ December 31, 2012)

2) Appointment of Directors (9 Outside Directors)

2-1) Outside Director Candidate: Mr. Boo In Ko

2-2) Outside Director Candidate: Mr. Taeeun Kwon

2-3) Outside Director Candidate: Mr. Kee Young Kim

2-4) Outside Director Candidate: Mr. Seok Won Kim

2-5) Outside Director Candidate: Mr. Hoon Namkoong

2-6) Outside Director Candidate: Mr. Ke Sop Yun

2-7) Outside Director Candidate: Mr. Jung Il Lee

2-8) Outside Director Candidate: Mr. Haruki Hirakawa

2-9) Outside Director Candidate: Mr. Phillppe Aguignier

3) Appointment of Audit Committee Members (4 Members)

3-1) Audit Committee Member Candidate: Mr. Taeeun Kwon

3-2) Audit Committee Member Candidate: Mr. Seok Won Kim

3-3) Audit Committee Member Candidate: Mr. Ke Sop Yun

3-4) Audit Committee Member Candidate: Mr. Sang Kyung Lee

4) Approval of Director Remuneration Limit

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2012 as follows:

- Total Dividend Amount: KRW 393,877,710,900

1) Dividend Amount for Common Stocks: KRW 331,939,710,900

2) Dividend Amount for Preferred Stocks: KRW 61,938,000,000

For details of the originally proposed agenda, please refer to our Convocation Notice of the 12th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on February 21, 2013.